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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AVALON DIGITAL MARKETING SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK (SERIES D CONVERTIBLE PREFERRED STOCK)

(Title of Class of Securities)

6002551103 (CUSIP Number)

July 23, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6002551103

1.	Name of Reporting Persons. MORRISON & FOERSTER LLP I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,000,000 6. Shared Voting Power 0 7. Sole Dispositive Power 1,000,000 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11.	Percent of Class Represented by Amount in Row (9) 12%

12.	Type of Reporting Person (See Instructions) PN

Item 1(a)	Name of Issuer: AVALON DIGITAL MARKETING SYSTEMS, INC.

1(b)	Address of Issuer’s Principal Executive Offices:

5255 NORTH EDGEWOOD DRIVE, SUITE 250, PROVO, UTAH 84604

Item 2(a)	Name of Person Filing: MORRISON & FOERSTER LLP

Item 2(b)	Address of Principal Business Office or, if none, Residence

425 MARKET STREET, SAN FRANCISCO, CA 94105

Item 2(c)	Citizenship CALIFORNIA

2(d)	Title of Class of Securities:

SERIES D CONVERTIBLE PREFERRED STOCK

2(e)	CUSIP Number: 6002551103

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 1,000,000 SHARES.

	(b)	Percent of class: 12%.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote

1,000,000 SHARES.

		(ii)	Shared power to vote or to direct the vote

0.

Page 5 of 6 Pages

(iii) Sole power to dispose or to direct the disposition of 1,000,000 SHARES.

(iv) Shared power to dispose or to direct the disposition of 0.

Item 5	Ownership of Five Percent or Less of a Class:
N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
N/A

Item 8	Identification and Classification of Members of the Group:
N/A

Item 9	Notice of Dissolution of Group:
N/A

Page 6 of 6 Pages

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2003 MORRISON & FOERSTER LLP

By:	/s/ ALLEN Z. SUSSMAN
Allen Z. Sussman, Partner